

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 16, 2010

Corporate Services Group, LLC
As Agent for Service for
Attune RTD
723 S Casino Center Boulevard, 2nd Floor
Las Vegas, Nevada 89101

> **Re:** **Attune RTD**
> **Registration Statement on Form S-1**
> **Amended on March 29, 2010**
> **File No. 333-163570**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 21

1. This disclosure would be far less confusing if you relocate the disclosure describing the private transactions under a separate caption so that the disclosure under this caption includes only an introductory paragraph and the actual selling shareholders table.

2. We reissue prior comment 3. Disclose *in the filing* the per share consideration paid for each issuance or private placement transaction, including the pricing information disclosed in your response. Where shares were issued on various dates and at various prices, also state the weighted average selling price. Also, revise the disclosure on page 33 to state the per share consideration paid for the shares by founders, as

described in your response. If the shares were issued for services, describe the nature of the services and the fair value of the services for which the shares were issued.

Security Ownership of Certain Beneficial Owners and Management, page 32

3.   We reissue prior comment 5. Regulation S-K Item 403(b) requires disclosure as to the security ownership for all directors and named executive officers regardless of ownership percentage.

Transactions with Related Persons, Promoters and Certain Control Persons, page 33

4.   We note your response to prior comment 6 and reissue that comment, as we continue to note inconsistent references to "Paul Shawn Davis" and "Shawn Davis" throughout your prospectus.

5.   We note the disclosure regarding the promissory notes that were outstanding. Identify by name the individuals to whom the loans were made and how much each owed. If your reference to "chief financial officer" refers to Mr. Bianco, please correct the disclosure throughout the filing to identify him as the chief financial officer. Clarify in the last sentence what you mean that the officers "redeemed 521,439 shares of its common stock … to satisfy this outstanding debt obligation." Disclose whether the notes provided for cashless repayment. Explain how you determined a value of $.35 per share. If it was based on recent sales of securities, expand to provide sufficient details, including the number of shares sold at that price and the dates of sale. File the notes as exhibits.

Sales and Distribution, page 40

6.   Please revise to discuss the terms of the agreement with Mr. Gottlieb, including when the 500,000 shares of Class A Common Stock will be paid to him.

Liquidity and Capital Resources, page 54

7.   We note your response to our comment 8. Please reconcile the $750,000 that you will need over the next twelve months discussed on page 54 with the amounts in the table of your plan of operations on pages 47 through 49. In addition, clarify the amounts of planned expenditures in the table that are expected to be paid beyond twelve months. Please clarify whether you have any planned equity private placements to obtain the necessary funding.

Note 8. Common Stock, page F-13

Class A Common Stock, page F-14

8.   Please clarify in footnote 8 how you will value and account for the 500,000 "contingently returnable" shares and why they are not considered issued or outstanding for accounting purposes if they have been issued to the consultant. In addition, clarify the circumstances that would result in the shares being returned.

9.   You state that in July 2009, 139,944 shares of Class A common stock were issued upon conversion of a $48,980 liability from a vendor. We also note the guarantee you issued which required you to pay any difference in the value of the shares, in cash, up to the amount of the liability. Regarding this transaction, please address the following:

- Tell us whether the vendor has legal title to the 139,944 shares issued to them in July 2009 and clarify why these shares are not considered issued and outstanding for accounting purposes.

- If the guarantee requires you to pay the difference in value of the shares and the liability amounts, tell us why your guarantee reflects the total liability amount and is not reduced by the vendor liability. Clarify the basis for the liability of $83,980 recorded in your financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Michael T. Williams, Esq. – Williams Law Group, P.A.